UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 32297

CPFL Energy Incorporated

(Translation of Registrant’s name into English)

Rua Jorge de Figueiredo Correa, No. 1,632, part, Jardim Professora Tarcilia
CEP 13087-397, Campinas - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

CPFL Announces Closing of the Over-Allotment Option of its
Follow-on Primary Equity Offering

Campinas, Brazil, June 28, 2019 — CPFL Energia S.A., or CPFL, announced today the closing of the option that CPFL granted to the Brazilian placement agents to purchase for a period of 30 days from, but not including, June 14, 2019, up to 17,522,568 additional common shares at the public offering price less the underwriting discount to cover over-allotments in the context of the previously announced offering pursuant to which CPFL sold 116,817,126 of its common shares in a global offering consisting of (i) a public offering of common shares with restricted selling efforts in Brazil by the Brazilian underwriters, and (ii) a concurrent international offering of common shares, including in the form of American depositary shares, or ADSs, each of which represents two common shares of the company, to investors located in the United States and elsewhere outside of Brazil by the international underwriters. The over-allotment option was exercised by the Brazilian placement agents in full on June 26, 2019.

The total over-allotment option of 17,522,568 common shares was settled in Brazil, as none of the common shares were allocated in the form of ADSs.

The offering price for each of our common shares was R$27.50, which is equivalent to US$7.12, based upon the exchange rate of R$3.864 to US$1.00 reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, on June 27, 2019. CPFL received net proceeds of approximately US$122.8 million (or R$474.7 million), before expenses, after deducting underwriting commissions, as a result of the Brazilian placement agents’ exercise of the option to purchase additional common shares. The common shares are listed on the São Paulo Stock Exchange (B3 S.A.— Brasil, Bolsa, Balcão) under the symbol “CPFE3”, and the ADSs are listed on the New York Stock Exchange under the symbol “CPL”.

Santander Investment Securities Inc., Itau BBA USA Securities, Inc., Banco Bradesco BBI S.A., Banco BTG Pactual S.A. — Cayman Branch, and Morgan Stanley & Co. LLC, including their affiliates, as the case may be, collectively acted as international underwriters with respect to the offering of the ADSs and as placement agents on behalf of the Brazilian placement agents with respect to the placement of common shares sold outside of Brazil, not in the form of ADSs.

Banco Itau BBA S.A., Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A., Banco BTG Pactual S.A. and Banco Morgan Stanley S.A.  collectively acted as Brazilian placement agents with respect to the sale of common shares in the offering in Brazil.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CPFL Investor Relations

Name: Carlos Victor Pereira Sicard Cyrino

Contact: +55 (19) 3756-8019

Forward-Looking Statements

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on CPFL’s current expectations and estimates of future events and trends that affect or may affect its business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of CPFL’s common shares, including in the form of ADSs. Although CPFL believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. CPFL does not undertake any obligation to update publicly or to revise any forward-looking statements after CPFL distributes this press release because of new information, future events or other factors.  CPFL’s independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2019

CPFL ENERGIA S.A.

	By:	/s/ Yuehui Pan
	Name:	Yuehui Pan
	Title:	Chief Financial Officer and Head of Investor Relations